Exhibit 99.1

Phillip Frost, M.D.

Chairman of the Board

June 18, 2014

Dear Fellow Shareholders,

Back in January of this year, I wrote to you to describe our review of Teva’s governance and some steps that we were intending to take. As I said then, this is an ongoing process. Today, in connection with the issuance of the proxy statement for our annual general meeting of shareholders to be held on July 30, 2014, I would like to share with you some of the progress we have made.

First, we are delighted to announce that the Board has proposed for election to the Board Jean-Michel Halfon. Jean-Michel is a leading pharmaceutical industry executive with over 35 years of global pharmaceutical industry experience and a distinguished record of involvement in key healthcare issues, including in emerging markets. Jean-Michel will bring outstanding skills, experience and perspectives to the boardroom to help guide Teva as it continues its efforts to reshape the company for the future.

Second, as we indicated in January, with the elections proposed in the proxy statement and with the announced retirements from the Board of Chaim Hurvitz, Dan Suesskind and, as of December 7, 2014, Dafna Schwartz, we have thus far reduced the size of the Board by a net of two members – from 15 to 13. We thank all of our retiring Board members for their long service to Teva and their efforts on our Board.

Third, again as announced earlier this year, in contrast to our practice over the past decade, our Chief Executive Officer, Erez Vigodman, has remained a member of the Board subsequent to his having taken on his new executive role, and will continue to be a member of the Board going forward.

Our discussions, both internally and with you, our shareholders, regarding our corporate governance are ongoing. Corporate governance is a priority for the Board, and we will continue to evaluate the size and composition of the Board to ensure that we maintain dynamic, exceptionally qualified leadership.

Finally, with the progress we have made, and continue to make, at Teva, I have advised the Board that I believe it will be appropriate for me to step down as Chairman approximately by the end of this year. Our Corporate Governance and Nominating Committee is working on a succession plan.

Thank you for your continued support.

On behalf of the Board of Directors,

Phillip Frost, M.D.

4400 Biscayne Boulevard, Miami, Florida, USA 33137    Tel: +305.575.6001    Fax: +305-575-6016    www.tevapharm.com